EXHIBIT 17.5

Letter of Resignation

Pat Dileo

August 3, 2021

Quad M Solutions, Inc.

Board of Directors

Gentlemen:

I am submitting my Letter of Resignation dated August 3, 2021, but effective at the beginning of business on July 31, 2021 (“Effective Date”), resigning as a Director, Chief Executive Officer and Interim Chief Financial Officer of Quad M Solutions, Inc. (the “Company”). The reason for my resignation is to permit me to pursue other opportunities and for personal reasons. In connection with my resignation, I have not had any disagreements with the Company on any matter relating to the Company’s operations, policies or practices. I authorize the Company to file this Letter of Resignation as an exhibit to the Form 8-K reporting my resignation.

Respectfully,

/s/: Pat Dileo
Pat Dileo